Filed by 10X Capital Venture Acquisition Corp. III pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: 10X Capital Venture Acquisition Corp. III

(Commission File No. 001-41216)

Date: December 5, 2023

The following is a transcript of an interview with Jeff Galvin, Chief Executive Officer of American Gene Technologies International Inc., on The Limited Partner podcast, which was released on December 5, 2023.

Jeff: [00:00:00] In our Phase I, we had patients that had HIV and they were on antiretrovirals and we treated seven of them with this drug and what we saw was zero serious adverse events. So that’s about as good as you [00:00:15] can do in safety. So, you know, in all seven patients, it looked safe. Uh, we’re going to do more patients because you want to power that with, you know, uh, with higher numbers to be absolutely certain.

Jeff: But it, it, [00:00:30] in other words, it met the theory that it should be safe in the body. But then we also got what are called blood markers of efficacy because you can study these cells in the body, even though we kept them on antiretrovirals to see whether they’re actually doing what they’re supposed to do.[00:00:45]

Jeff: And we did see that. What we saw was that they were engrafting, and they were persisting, and that they were keeping their functionality. In other words, they were still sensitive to HIV. So, they were behaving like normal T cells in the body. They weren’t fighting [00:01:00] virus, because there was no virus, because these people were still on antiretrovirals.

Jeff: But all the blood markers told us, yeah, we’re seeing what we expect. Now what people really want to see is, okay, the cells are behaving normally with no virus in the body. But [00:01:15] what about when you stop the antiretrovirals? Can they actually fight virus? So what we did was we added an antiretroviral withdrawal study, sometimes called an analytical treatment interruption, where we asked these patients, would you go off of your [00:01:30] antiretrovirals?

Jeff: Now we knew the cell numbers had gone down quite a bit. Most of these patients were over a year. Since we did the infusion. So we put a huge number of cells in, but the body normalizes them down to what are called memory levels over time. So the number of cells there are relatively [00:01:45] small, but if they’re there, they should respond to the virus.

Jeff: And we wanted to see whether they would respond to the virus even in small quantities. Boy, did they. Six out of six patients, okay, showed what looks like the [00:02:00] characteristics of an effective immune response.

David: Well, Jeff, uh, CEO of Addimmune, uh, welcome to the Limited Partner Podcast.

Jeff: Thanks, David. [00:02:15] Great to be here.

David: Uh, great to have you and, and great to work with you. Tell me a little bit about how you came to be CEO of Addimmune.

Jeff: Well, it goes back to my days of falling in love with technology in the seventh grade when I first discovered computers.

Jeff: And I actually ended up teaching [00:02:30] at MIT in my teens, uh, on weekends. And then, uh, as an undergrad at Harvard, I was the youngest ever head teaching fellow. Uh, I think the record’s been broken since then, but for a computer science class, you know, sort of sharing my love of [00:02:45] technology and how it can improve lives, right?

Jeff: Because at the, at that time. Not that many people in the 80s were using computers and I was out there, you know, sort of evangelizing the idea that these could really improve lives. So from Harvard, I got recruited out to Silicon [00:03:00] Valley. I worked briefly for Hewlett Packard and then I moved over to Apple where they felt the same way about computers as I did.

Jeff: Computers are for everyone, and I’ve had a very exciting career there for a total of about six years, essentially running around the world. [00:03:15] Um, evangelizing, um, you know, Apple’s vision for the graphic user interface and, and the future of computing and, and everybody having computing power. I had a startup after that.

Jeff: I went through a series of startups. I had a [00:03:30] number of different hits. I also was investing in various technologies that I understood like internet and software in the stock market and in real estate investing. And around age 40, I looked at my bank account and realized I didn’t need to work anymore. So, [00:03:45] uh, because I had enough money to retire and that was always the dream.

Jeff: So, I retired early, bought a house in Hawaii and it sounds really great, you know, to just spend all your time in Silicon Valley and Hawaii going back and forth and nothing to do. But actually it’s really boring. That [00:04:00] lasted for, uh, you know, about five years before I was like, I need something for my brain.

Jeff: And so, I started looking around to dabble in technology again. So, uh, you know, having money to invest, you get business plans from everywhere. And one of the business [00:04:15] plans came in from the National Institute of Health in Bethesda, Maryland. And when I went out there to investigate that business idea, I met a guy named Roscoe Brady, who explained viral vectors to me.

Jeff: And what I realized is that viruses [00:04:30] now were the diskettes for the organic computer, the human cell, that what he had shown me was that we now have the ability to change DNA and immediately my vision was, well, what can’t we fix? If we can go down to the root drivers [00:04:45] of everything in your body. And, and change those root drivers, you know, the power must be immense.

Jeff: But that’s how I, I’ve just backed into this. I got so excited because I love technology that improves lives. And I could immediately see that gene and cell therapy, [00:05:00] it was going to improve lives. It was going to give us answers and treatments to things that were completely untreatable.

David: I do want to get into Addimmune.

David: But first, you said you were teaching in your teens. I don’t want to pass over that. What does that mean? How did that come [00:05:15] to be?

Jeff: I was a precocious, uh, young guy, age, uh, you know, in the 7th grade back in the 70s. I realize we have a computer terminal in the basement of my junior high school. Those are now called middle schools, but back [00:05:30] then I went to Muzzy Junior High School.

Jeff: I asked for an independent study to learn how to program so I could get out of science classes that I was kind of finding maybe boring or too easy or whatever, and I was just fascinated by computers because you would [00:05:45] feed them the recipe once and a little bit of electricity and they would do this stuff over and over again, perfectly right?

Jeff: So, software would, you know, completely control these machines and they could, I could see they would handle all the repetitive tasks [00:06:00] and I just fell in love with it. The idea that, you know, that machines would be able to do so much of our number crunching, our formatting, you know, things like that.

Jeff: A lot of what I consider to be real rote activities. I mean, even as a seventh grader, you know, [00:06:15] like the most boring stuff in the world. Adding a column of numbers, right? I lived near MIT and, you know, so I’d walk across town that would take about an hour to walk across town, get on the bus, head down to Harvard square, get on the the subway and get [00:06:30] out to Kendall Square and then just wander around MIT looking for computer resources. And it was amazing how open and embracing the students were back then.

Jeff: There was no security on any of the doors. You could walk in anywhere and the students, you know, were, you [00:06:45] know, had these amazing resources.

Jeff: They had like, I had a timeshare terminal to use at my high school. They had the whole computer in a lab just for themselves and they’d be like, oh, I don’t use it all the time. Here here’s the key to my lab You know if you’re if you’re here, and I’m not here, just go ahead and you can [00:07:00] fire up the computer and use it anytime you want and I was like in heaven. I bumped into some people that were doing this thing called the high school studies program. And they said, you know, “we have programs on weekends where you know, you can come and take classes here.”

Jeff: And I was like cool, you know, what do you got in computers and they’re like [00:07:15] well, nothing.

Jeff: I’m like, MIT, and you have no computer classes on weekends. I’m like, could I teach one? And they were, they looked at me. I was like this small 14-year-old. I mean, not even a normal height, 14-year-old at the time. I finally had my growth spurt and, you know, kind of caught up [00:07:30] with average heights but, but at the time it must have just blown their minds.

Jeff: And they kind of were like, well, okay, show us a syllabus and if it looks good, we can get you some resources. So I ran home, looked up what a syllabus was. I wrote an outline for the [00:07:45] class. I taught a class on weekends, uh, programming and basic. And what was amazing, it wasn’t just high school students, college students, even at MIT and at Wellesley were taking the, taking my class on a weekend.

Jeff: Because they were majoring in other things, but they wanted to have some exposure to [00:08:00] computers. So, uh, yeah, I was teaching, I turned 15 teaching, uh, computer science at MIT.

David: That’s an amazing story. The only other person that I’ve heard really talk about programmable biology is actually Bill Gates, and he uses a very similar [00:08:15] analogies to you.

David: So, maybe you could dumb it down for the rest of us and explain on a first principles basis, what is gene therapy?

Jeff: If you don’t mind, let me go ahead and talk a little bit about the metaphor of the organic computer. Okay. So, a cell is [00:08:30] essentially a machine that takes instructions from the nucleus that are contained in the DNA.

Jeff: And it sounds technical, but it really isn’t. Think of the nucleus as a manager’s office. Think of the cell as a shop, you know, or a factory. And, and in the manager’s [00:08:45] office, he’s got a safe that’s got the DNA, and he knows exactly which part of the DNA applies to that cell. That’s why you have the same, roughly the same DNA in every cell in your body, but your cells all do different things.

Jeff: How could that be? [00:09:00] Right? Well, that manager, called the endogenous promoter, actually knows which part of the DNA it needs to execute in that cell to do that cell’s job. And that cell is on a gargantuan network. There’s 37 trillion of these cells in [00:09:15] your body, and they’re connected electrically and physically and chemically, right?

Jeff: If he does his job and everybody else on the network does their job. It makes you. What does DNA look like? It’s really simple. It’s a stack of [00:09:30] instructions called genes and some of these genes will be relevant to that cell. So, in the eye cell, uh, there’s a gene that makes light sensitive proteins, and in the stomach cell, there’s a gene turned on that makes stomach acid.

Jeff: Now, the [00:09:45] reality is, is that you could turn on the stomach acid gene in your eye. You would never want to do that, but we now actually have the ability to use a virus to go ahead and install a gene with a new, what’s called promoter. It’s an on off switch where we can turn [00:10:00] on anything, anywhere. We can also install genes now that turn off anything, anywhere.

Jeff: Going back to the DNA, what does an, what does a gene look like? It’s a series of A, C, T, and G. Okay. Those four symbols are [00:10:15] the, what we call, um, amino acids or nucleotides of life, right? So your DNA is a very long strand of these that are divided up into genes, and each one is an instruction coded in ACTG. Now, a computer’s coded in [00:10:30] zeros and ones.

Jeff: Base 2. What’s ACTG? Base 4. Both of them could be represented by a number, but it’s the unique order of those ACTGs, that tell the cellular machinery what to make, and then the cellular [00:10:45] machinery executes that command, makes stomach acid or whatever, or complex proteins that combine to form new cells, whatever, right?

Jeff: Everything is in your DNA and now we can change anything. So one of the ways that we do it is with a virus, a [00:11:00] viral vector. You can now, this is gene therapy I’m about to explain. You can take any virus now, and we know that viruses hijack your cells, right? If a cell was the size of the room you’re sitting in, a virus might be the size of the end of your fingertip.

Jeff: It’s [00:11:15] tiny, but it packs a punch because it’s got DNA in there that it uses to drop into the cell, and the cell doesn’t know the difference between DNA that the virus brought in or that the, that the manager in the, in the manager’s office sent out from the [00:11:30] DNA. And so, it hijacks the cell to do something totally different.

Jeff: Now, what we’ve learned to do is we can crack open any virus. Anything, like, take even HIV. We can scoop out the viral DNA, the dangerous stuff that makes you sick, and we can throw it away. What do we have left? [00:11:45] We have an empty stealth bomber that could deliver anything we put into it, into your cells. And that’s what we do.

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David: You could email Ahmet at [00:12:30] ahmet at lux-str.com. That’s A H M E T at L U X hyphen S T R dot com. Thank you. So speaking of gene therapy, I know it’s in the early stages. Have there been any real [00:12:45] successes in the space?

Jeff: Oh, absolutely. Yeah. So, you know, a lot of people don’t realize this is going on because it is small compared to the whole news cycle.

Jeff: Uh, you know, even in healthcare, right? You know, everybody’s pursuing various treatments for cancer. [00:13:00] That’s on everybody’s mind. Uh, you may have missed that. There’s about 30 approved gene and cell therapies out there in the market right now, and they divide up into two major areas. One is monogenic disease cures, where somebody has figured out [00:13:15] a gene that’s missing, they put it back in, and somebody gets a gargantuan health benefit from that.

Jeff: Okay, so one of those monogenic cures that’s out there right now is that a company called Spark figured out that people that were [00:13:30] going blind from Leber’s congenital amaurosis was because they were just missing one gene in their eye. I think it’s RPE2 or 3. Don’t don’t hold me to that. But it was one gene that refreshes the light sensitive protein.

Jeff: They were born without that gene, [00:13:45] right? Because their father and their mother might have donated broken genes, in of that one gene. And then, the light sensitive protein runs out in their eyes in their, sort of, early teens, and they’re blind. Well, Spark actually put that [00:14:00] gene into a viral vector called AAV, adeno associated virus.

Jeff: Blind people are seeing again. People that were blind are now hitting baseballs and driving cars. Now, you know, this is miraculous, right? But it’s just [00:14:15] science. Now, Spark, uh, sold itself to Roche for $5 billion. That’s not a bad exit. Uh, another one that was cured was Spinal Muscular Atrophy. That was the one I was telling you about where if you’re born with Spinal [00:14:30] Muscular Atrophy, you’re missing one gene important to forming your spine and the muscles around the spine.

Jeff: And if you don’t have that gene, you will never form a normal spine or muscles. You will never walk, never roll over, never crawl, never lift your head up on your own and [00:14:45] eventually be unable to breathe on your own. And people typically die. These babies die after having no life at age four in ventilators that are breathing for them.

Jeff: It is horrible. And only one gene, a company called [00:15:00] AveXis figured out what that gene was. They got another AAV vector, I think they got that one from ReGeneX Bio. And they went ahead and put that missing gene into AAV and they give a gargantuan dose of this viral vector to babies that are [00:15:15] born with that condition.

Jeff: They’re now 12 year olds or older. The last time I heard it, it was 12 year olds running around who should have been dead at four, never having been able to stand up. They’re now like out there playing baseball. There’s been other types of cures in [00:15:30] things like, um, uh, beta thalassemia, uh, sickle cell anemia, hemophilia.

Jeff: You know, these are all things that are now becoming addressed with, with gene and cell therapy. And many people aren’t even aware that this revolution is going on in [00:15:45] medicine all around us. 30 drugs is not a lot in the big picture, but you can see with this power. Right? That’s going to turn from 30 drugs to 300 drugs to 3,000 drugs.

Jeff: And when you look at the efficacy that you’re getting, the value that you’re [00:16:00] getting out of these drugs, they should eventually overtake all the drugs that were used to that only treat disease. We’re going to start curing diseases with gene and cell therapy.

David: So let’s talk about HIV. It’s obviously a [00:16:15] debilitating disease.

David: How does the HIV virus spread? And tell me about HIV.

Jeff: HIV is an insidious virus that in some ways, you know, scientists look at it and they think of it as being amazingly evolved and clever, [00:16:30] right? Because it’s evolved the capability of doing two things. One is it can integrate new DNA permanently into a cell.

Jeff: Okay, it’s called an integrating virus. So it’s it’s evolved capability that instead of infecting the cell and dropping a little bit of [00:16:45] DNA on the shop floor, driving the cell crazy and blowing it up, right? That’s what I call a smash and grab virus, like a cold or a flu. Once a cold or a flu gets into a cell that cell’s dead and it’s dead quickly.

Jeff: It’s going to blow up because the virus is designed to make [00:17:00] as many copies as possible, as fast as possible. And once the cell runs out of materials, it lysis and the viruses escape and infect other cells. That’s how normal viruses move around your body. But HIV is what I call the 007 Super [00:17:15] Spy of viruses.

Jeff: It actually infects the cell, but it sneaks across the shop floor. It goes ahead and breaks into the manager’s office. It, it picks the lock on the DNA safe and it inserts new genes into the DNA with little tags on them that [00:17:30] tell the manager, “Hey, this DNA is important to this cell.” The next day, the manager wakes up and he sends out those instructions along with the rest of the instructions.

Jeff: So, these cells can live in your body for an amazing amount of time because the cell’s not going to be blown up [00:17:45] by a smash and grab virus. No, it’s going to slowly produce HIV its whole life long, which will slowly infect other cells in the body. Then here’s the second thing that HIV has evolved to do that is amazing.

Jeff: It has figured out how to [00:18:00] infect the sentinel T cells in your body that are there to detect that pathogen and signal your immune system to fight it. These critical T cells, they’re called CD4 positive T cells that should be detecting a virus. A [00:18:15] virus comes along, these T cells detect the virus, they break it down with dendritic cells, they feed that information to killer T cells and B cells who then actively fight the virus.

Jeff: But that CD4 cell is critically important. You can almost [00:18:30] think of it as the conductor of the immune orchestra, because it’s going to tell the rest of the orchestra, get together and fight this thing or the general of the immune army. It’s going to see the virus and tell the Marines and the Air Force to fight it.

Jeff: Right? Well, instead, when the HIV virus comes [00:18:45] over to the CD4 cell, it latches onto the outside of it, merges with it, installs its DNA in the general of the immune army, which then is the beachhead of the initial infection and the first T cells to be destroyed [00:19:00] in the body. The specialized HIV specific T cells will be completely gone within 90 days and the body will never be able to mount an immune response against HIV again, [00:19:15] because its initial infection response will fail because that Sentinel T cell that should have been instructing the entire immune response is being infected and depleted by HIV itself.

Jeff: That’s the amazing two things about HIV. That’s how [00:19:30] HIV moves around the body. It just needs to, a tiny dose of it has to be lucky enough to survive in your bloodstream.

Jeff: But once it captures one cell and it activates in that cell, it could take up to five or 10 years before you start to see [00:19:45] symptoms of AIDS. It’ll deplete out the entire HIV T cell subset and end the response to itself within 90 days. But you’d never die of HIV. You die of the consequences of HIV because once it’s done depleting [00:20:00] the T cells that are responsible for fighting HIV, it slowly depletes out the T cells that are for fighting, all different viruses, because they all have their own special CD4 cells that are vulnerable to the virus.

David: So, you’ve been working on [00:20:15] and developing AGT103, which is a gene therapy to help cure AIDS. Tell me about AGT103. Tell me a little bit about the background, and also, how does AGT103 work?

Jeff: We were working with [00:20:30] lentiviruses, which are actually just hollowed out HIV, and I had the idea that, um, if we’re working with hollowed out HIV and we’re using that to turn on and off genes, why can’t we just turn off HIV genes?

Jeff: And I, I’m not a [00:20:45] PhD, so I had to go in and ask my own PhDs, is that something that actually can be done? And they were like, yeah, that might work. So I was like, let’s give it a try. Right? Because if HIV isn’t being reproduced in the cell, it’s doing the rest of its job. And so, you took, take a sick [00:21:00] cell and you’d make it well.

Jeff: So I was very excited that, you know, kind of like a kid who helps on their dad’s project, you know, I was so I was thinking about it all the time. And then I had this idea because I was reading about the Berlin patient. And if you don’t know about this, a patient came [00:21:15] into a Berlin clinic who had an acute lymphoid leukemia, which is not uncommon when people have HIV for a long time, because it can cause these lymphoid leukemias. A lot of them are curable, but sometimes they’re not curable, so that person’s going to die. And their only option back then was a [00:21:30] bone marrow transplant. And now there are certain people in Northern Europe that have HIV resistant immune systems because they have a very rare genetic mutation where they’re missing a latch point on their T cells that [00:21:45] HIV, the most common form of HIV, needs to hold onto to get into the cell.

Jeff: And so this really bright doctor, he thought, “Hey, if we have to give this guy a bone marrow transplant anyway, why don’t we see if we can find a donor who’s got this HIV resistant T [00:22:00] cells so that when you transfer bone marrow, you know what you’re doing?” You’re giving the other person’s immune system to the person that you’re transferring it into, so the donor immune system regrows into the receiver.

Jeff: The first thing you do is you have to irradiate their whole body to get rid of [00:22:15] their immune system, right? Because it’s cancerous. So, they used to irradiate it, that was terrible, and for a brief time you had zero immune system. But if you survived it, and you got a donor, and it was compatible, and you regrew an immune system, you regrew that other person’s immune [00:22:30] system instead of your own.

Jeff: And so, sure enough, they get a, a person who’s what’s called CCR5 negative donor, and they transplant into this HIV infected person. So, a person living with HIV, who needed a bone [00:22:45] marrow transplant, well, long story short. Functionally cured. So, this was something that I read about and I was like, well, okay, could, could gene therapy actually get rid of CCR5 on a person’s T cells?

Jeff: If they’re [00:23:00] adult fully formed T cells, and I wanted to give somebody the advantage of CCR5 negative, could I actually put in a knockout to the CCR5 gene? And if you had a T cell that had these receptors on it, would they go away? Once again, a question [00:23:15] that I couldn’t answer because I wasn’t a PhD, but I had these great PhDs. I went in there and they were like, yeah, you can shut off CCR5.

David: Talk a little bit about your Phase I results as well as your interruption study.

Jeff: So the purpose of a Phase I is primarily safety, but [00:23:30] because Phase Is in gene and cell therapy are always conducted on people that have the disease, and that’s for ethical reasons, because gene and cell therapies, uh, will make a modification in that person forever.

Jeff: Okay, so you can’t just take healthy college students and see [00:23:45] what dose of the medicine makes them sick, because if they get sick, they will never recover, right? And so, the FDA makes you prove, theoretically, that it’s unlikely to harm the patients before you can even start a Phase I. You’re going to put the drug [00:24:00] into people for the first time ever and see whether you see any serious adverse events.

Jeff: And then you’re going to also see, because the drug is in there, it might do something. You might see some indications that it has some positive effect. That’s called efficacy signal. Alright. So that’s [00:24:15] something you wouldn’t normally get until a Phase II. Your Phase I in a normal drug is you just give it to healthy people at, uh, at, uh, successively higher doses until somebody gets sick and then you know, okay, we shouldn’t give more than that in the Phase II.

Jeff: Then you get your [00:24:30] patients and you give that dose, that dose range to your patients and you see whether it works. In our Phase I, we had patients that had HIV, and they were on antiretrovirals, and we treated seven of them with this drug. And what we [00:24:45] saw was zero serious adverse events. So, that’s about as good as you can do, uh, in safety.

Jeff: Uh, so, you know, in all seven patients, it looked safe. Uh, we’re going to do more patients because [00:25:00] you want to power that with, you know, uh, with higher numbers to be absolutely certain. But it, it, in other words, it met the theory that it should be safe in the body. But then we also got what are called blood markers of efficacy because you can study these cells in the [00:25:15] body, even though we kept them on antiretrovirals to see whether they’re actually doing what they’re supposed to do. And we did see that.

Jeff: What we saw was that they were engrafting, and they were persisting, and that they were keeping their functionality. In other words, they were still sensitive to [00:25:30] HIV. So, they were behaving like normal T cells in the body. They weren’t fighting virus, because there was no virus, because these people were still on antiretrovirals.

Jeff: But all the blood markers told us, yeah, we’re seeing what we expect. Now, what people really want to see is, [00:25:45] okay, the cells are behaving normally with no virus in the body, But what about when you stop the antiretrovirals? Can they actually fight virus? So what we did was we added an antiretroviral withdrawal study, sometimes called [00:26:00] an analytical treatment interruption where we asked these patients, would you go off of your antiretrovirals?

Jeff: Now we knew the cell numbers had gone down quite a bit. Most of these patients were over a year, uh, since we did the infusion. So we put a huge number of cells in. But the [00:26:15] body normalizes them down to what are called memory levels over time. So the number of cells there are relatively small. But if they’re there, they should respond to the virus.

Jeff: And we wanted to see whether they would respond to the virus even in small quantities. Boy, did they. Six [00:26:30] out of six patients, okay, showed what looks like the characteristics of an effective immune response. And what do I mean by that? Normally, when somebody’s on antiretrovirals and they suppress their virus down to almost nothing, Right?

Jeff: But you take [00:26:45] them off of antiretrovirals, their virus immediately goes up and it starts killing off CD4 cells. That’s what the virus does, right? So you see CD4 counts decline. And the other thing with these declining CD4s, the generals are being killed off, right, by the [00:27:00] virus. They’re not calling out the immune response.

Jeff: The CD8 cells, the killer T cells that actually do the bulk of the work of destroying the virus, never get a signal from those dying, those dying CD4 cells to activate, so they stay flat. [00:27:15] But if you look at all six patients, the CD4 stayed roughly flat, so they weren’t declining, and the CD8s were climbing.

Jeff: That’s exciting. That was the first sort of round of efficacy data, and this is published in an article, so if there’s any, [00:27:30] anybody technical who wants the details of this, you can look online, and, and you can find on, on bio archive right now, but it’s in peer review. You can see all this immunological data that was surprising. So, when we put them back on antiretrovirals, these cells had [00:27:45] all been in a stimulated state. We gave them a month or more to rest, And then we asked those same patients, would you go off your antiretrovirals a second time?

Jeff: Four out of the six agreed to do that, and 100 percent of them got [00:28:00] multi log reductions in viremia. They had a marked difference between the first withdrawal and the second withdrawal, which again is consistent with an effective immune response and an effective immune system. So [00:28:15] further confidence building data that we’re on to something here.

Jeff: We have more experiments to do, but right now our, our plans are to do a 24-patient study in order to get statistical power around the [00:28:30] data that we saw. All we need to show is if we get the same data again, but it’s durable, we’ll keep them off of antiretrovirals for longer to see, does it stay down at this low level of viremia?

Jeff: This could be hugely [00:28:45] enabling to the whole HIV treatment market.

David: So you continue to get positive results. If you put a purely financial and capitalist hat on. Today, there are 5 million people in North America and Europe alone suffering from this terrible virus. This [00:29:00] is an opportunity that, that we invested several years ago, with the idea that we could both significantly bring down pricing and have a significant outcome, uh, from a financial standpoint. So, this is something that’s very top of mind, [00:29:15] uh, for, for our firm. And also for me, this is one of the two projects that I’m really spending a lot of time on.

David: I know Jeff, you’ve dedicated the last 15 years of your life, you left your, uh, nice Hawaii retirement, uh, in order to, to go after this [00:29:30] incredible big opportunity and incredibly tragic disease.

David: What would you like, you know? So, how could the audience help you in terms of activism or in any way to help further the cause of Addimmune?

Jeff: I think one thing would just be to [00:29:45] learn about US gene and cell therapy is potentially a revolution in pharmaceuticals that will greatly improve value of drugs while bringing down the costs and, and you go, well, gene and cell therapy is really expensive.

Jeff: But when you look at the utility [00:30:00] of things that actually cure you. Right? The actual cost, uh, isn’t unreasonable when you’re talking about, you know, life extending drugs or things that completely change a person’s quality of [00:30:15] life. You know, this is what could lie ahead for the whole pharmaceutical industry. But as in all revolutions, and I saw this when I was at Apple and we were trying to, you know, do a microcomputer, a personal computer [00:30:30] revolution, and there was tremendous amount of resistance out there because it’s just inertia. That was a revolution. In computing, it took a long time to catch on because the public is part of any revolution. Their understanding of the technology, [00:30:45] their expectations of the industry as the technology becomes practical is what speeds this along.

Jeff: So number one, uh, I would love it if, uh, people that are listening to this would just go to our website. You can go to [00:31:00] addimmune.com. Or to american-gene.com and sign up for newsletters or just read some of the stuff on there and, and, and, you know, catch up with this revolution that’s already going on. But it’s at the drip, drip, drip [00:31:15] stage of miracle cures right now. But that’s going to turn into a steady stream followed by a deluge.

Jeff: And it’s, it’s to the benefit of everybody. It’s going to touch every life on earth. And I, you know, I, I really would just encourage [00:31:30] everyone to just, you know, be aware of it so that at least, you know, you might be on the early side of hearing about a cure for something that’s ailing you. You know, some of the cutting-edge stuff that’s being done out there is in gene and cell therapy said that would really [00:31:45] be number one.

Jeff: You know, we’re right now, and I’m not sure what your audience is, but we’re, we’re a privately funded companies, but we are right now working with your firm 10X Capital pursuing a public listing.

Jeff: There’s people listening [00:32:00] to this call who are scientists that get this and if it creates a fire in the belly, contact us. This is how we got all our best people at the company, is that I went out there and I evangelized the future of gene and cell therapy. [00:32:15] And for, you know, it’s like when we first showed the graphic user interface on the Macintosh, actually before that on the Lisa computer when people saw it.

Jeff: Some people rejected it out of hand. They didn’t think it was important because, you know, people who use computers don’t need all that [00:32:30] fancy graphic user interface. They, they can do everything they need to on the C prompt, right? You know, so they didn’t see the need for it. But some people could look at that and they got that aha moment.

Jeff: Right? Where they actually caught the [00:32:45] fire. You know, the passion for the future of computing and anybody that’s got passion for the future of pharmaceuticals, there’s amazing opportunities out there at many companies, and including our company, to come [00:33:00] in and, you know, help to, uh, shape that future.

David: And in that vein, you’ve been pounding the pavement for 15 years. I’ve been personally working, working with politicians, lobbying them for, for certain reforms, working with families and [00:33:15] foundations that are investing in the space, working with the media, working with the LGBT community, uh, working with the African American community that’s been debilitated by this disease.

David: I think we’re onto something very exciting and I’m really excited, Jeff, to partner with you. I’m really [00:33:30] excited by these type of projects that really change the world. I like to make fun of people in Silicon Valley that the next, uh, food delivery startup isn’t going to change the world. Um, but but biotech is uh, so we could use all the help, uh, we could get. So, [00:33:45] so please reach out to myself, uh, or or Jeff uh, my email is David at 10xcapital.com.

David: Thank you. And to all those and families affected by this virus, we’re working really hard on your behalf and thank you for your support and thank you, Jeff, for [00:34:00] jumping on and talking about this important topic.

Jeff: Oh, my pleasure. Thanks for having me, David.

David: Thank you for listening to this week’s episode.

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